Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

February 29, 2008

Dear Bank of Lenawee Checking Account Customer,

Bank of Lenawee will officially join First Federal Bank at the close of business on Friday, March 14th, 2008, pending expected regulatory and shareholder approval. This partnership will directly benefit you in many ways! Our strong commitment to superior customer service, local decision making and community involvement will remain a top priority, and you will soon have access to a wider variety of financial services from 36 locations in southeast Michigan, northwest Ohio and Fort Wayne, Indiana.

ABOUT YOUR CHECKS:
While you may continue to use your current Bank of Lenawee checks after March 14th, we recommend you begin using First Federal Bank checks as soon as possible. To help you make the transition easier, we are enclosing a special coupon for free First Federal Bank checks. You can order 200 standard design single checks or 150 standard design duplicate checks AT NO CHARGE.  All you have to do is fill out the form, attach a copy of one of your current Bank of Lenawee deposit slips or a voided check and bring the enclosed coupon to any Bank of Lenawee office or the First Federal Bank offices in Montpelier, Bryan or Wauseon, Ohio. Or, you can use the enclosed postage paid envelope to mail your order. You can place your order before or after the conversion on March 14th. A few special notes:

•
You can continue to use your Bank of Lenawee checks as necessary until September 15, 2008. They will clear your account with no problem until then. Just be sure to take advantage of the free order before the coupon expires on September 15, 2008.

•	It will take 7-10 business days after March 17th for your new supply of checks to arrive, so you will need to plan your order accordingly if you are running low on your Bank of Lenawee checks.
•	The order form includes an option to pick the starting check number, so you can begin your new set of checks where you ended your current Bank of Lenawee checks if you wish.
•	If you order your checks from a different vendor, please be sure to use First Federal Bank’s routing number (the first series of numbers at the bottom of your checks), which is 241270851.

ABOUT TELEPHONE BANKING

The Bank of Lenawee phone banking service will be de-activated on Friday, March 14th at  7:30 p.m. You can begin using the First Federal Bank phone banking service on Monday March 17 after 8:00 a.m. by calling 1-888-511-1077 and following the prompts. You will need to use a new, temporary PIN to access your account the first time you use First Federal’s Bank By Phone. Your temporary PIN will be the last four digits of the primary account holder’s social security number. Once you enter that number, the system will prompt you to change the PIN to something you want to use permanently. Enclosed is a Banking Service By Phone brochure that outlines all the features of our telephone banking service. Be sure to tear out the convenient wallet card for your future use.

If you have never used Bank of Lenawee’s bank by phone service and would like to use First Federal Bank’s service to make transfers over the phone, you will need to go to any branch location after March 17th and sign a Transfer Authorization Form. If you have made bank by phone transfers in the past with Bank of Lenawee, you will not need to fill out a new authorization form.

ABOUT OVERDRAFT PRIVILEGE

Beginning March 17, 2008, one of the new benefits we will automatically provide for you is a special overdraft protection service called Overdraft Privilege for your Checking or Money Market account.

Overdraft Privilege may provide you with a safety net that may protect you if you overdraw your account. It can also save you the unnecessary embarrassment (and additional charges) associated with having a check returned to a merchant. Overdraft Privilege is a non-contractual courtesy and requires no action on your part. You do not have to sign anything and there are no fees other than our standard NSF fee of $31.50 for each item overdrawn. We will notify you if an overdraft occurs. You should not consider or use Overdraft Privilege as a line of credit or as a regular source of funds. It is an account service for which you are charged our standard NSF fee of $31.50. Please refer to the enclosed brochure for the amount of overdraft coverage you may qualify for, and other important information concerning this service. For Bank of Lenawee customers who currently have a checking account tied to an Overdraft Line of Credit, that arrangement will remain in place, and the new Overdraft Privilege service will only be activated if you exceed your Overdraft Line of Credit agreement. First Federal Bank charges a $6.00 transfer fee for each use of an Overdraft Line of Credit.

OTHER IMPORTANT NOTES

•
The Bank of Lenawee offices will be closed for account conversion at 5:00 p.m. on Friday March 14th, will remain closed on Saturday, March 15th and will resume normal office hours on Monday, March 17th as First Federal Bank.

•	Your Bank of Lenawee ATM/debit cards will continue to work until Monday, March 17 at 7:00 a.m. You will be receiving a new debit card and instructions on how to activate it very soon.
•
If you used Online Express banking with Bank of Lenawee, please note that service will be turned off Thursday, March 13th at 7:30 p.m.  Online Express Bill Pay will be turned off sooner—March 11th at 5:00 p.m. You will receive specific instructions on how to log on to First Federal Bank’s convenient OnLine Banking and Bill Pay service in the near future.

Thank you for your business and welcome to First Federal Bank! If you have any questions, please call your local branch or 1-877-367-8178 to speak with one of First Federal Bank’s Customer Care Specialists.

Sincerely,

Jeffrey D. Vereecke
Northern Market President
First Federal Bank

Enclosures: Free Checks Coupon and order form, postage paid envelope, phone banking brochure, Overdraft Privilege brochure

601 Clinton Street s Defiance OH 43512
www.first-fed.coms  Phone: 1-800-472-6292  or  (419)782-5015
Member FDIC sEqual Housing Lender

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                   First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

            First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.

Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

135 East Maumee Street Adrian, Michigan 49221

March 1, 2008

Dear Bank of Lenawee Escrow Customer,

As you may already know, Bank of Lenawee will convert to First Federal Bank at the close of business on Friday, March 14, 2008, pending expected shareholder and regulatory approval.  We want to share with you the effects this change will have on your mortgage loan escrow account.

An annual escrow analysis is required by law.  It has been our policy to conduct an escrow analysis on your loan anniversary date each year.  However, First Federal Bank conducts an annual analysis of all mortgage loan escrow accounts at the end of February each year.  In order to ensure all Bank of Lenawee customers receive a federally required annual escrow analysis this year, and to get all customers on the same cycle, your final Bank of Lenawee annual escrow analysis was conducted on March 1, 2008 (see enclosed) with an effective payment change date of May 1.  New payment coupon books will be mailed by First Federal Bank in April.

Please review the enclosed analysis.  If you have any questions on your analysis, please call Deb Storer at (517) 265-5144 or (800)508-8346.

Thank you for your mortgage business.  We look forward to serving you in the future as First Federal Bank.

Sincerely,

Richard J. DeVries
President

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                   First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

            First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.

Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

March 1, 2008

Dear Bank of Lenawee Mortgage Loan Customer,

On March 14, 2008, pending expected shareholder and regulatory approval, the Bank of Lenawee and its wholly-owned subsidiary, Pavilion Mortgage Company, will become First Federal Bank of the Midwest. As a result of the transition, First Federal Bank will be servicing your mortgage loan.   Enclosed is a legal notice that details the loan transfer process.

We would like to review what you can expect in the next few months with your mortgage loan payments. You may continue using your Bank of Lenawee mortgage loan coupon book until you receive a new payment coupon book from First Federal Bank. New coupon books will be ordered after March 17, and you should receive your new book in 7-10 business days. If your mortgage is set up for automatic payments from your checking account, those automatic payments will continue. You can always verify that your automatic payments have continued uninterrupted by reviewing your statements, through OnLine Banking, or by calling us.

The transfer of servicing to First Federal Bank will be effective March 14, 2008.  In the meantime, you should continue to make your payment to the Bank of Lenawee offices as you have been.  Beginning March 17, 2008, you should make your payment at your local First Federal Bank branch, or mail it to: First Federal Bank, P.O. Box 248, Defiance, OH  43512.

Information about your loan will be available through our OnLine Banking internet site at http://www.first-fed.com and also through our Banking Service by Phone (1-888-511-1077) after March 17th.  And, in the unlikely event that a problem comes up, you’ll be able to work with your local First Federal Bank representative to get it resolved.

Should you have any questions after reading the enclosed notice, feel free to give our Loan Servicing Department a call at 800-472-6292 Ext. 42354.  Also, if you would like to be able to make convenient loan payment transfers from your First Federal Bank accounts through OnLine Banking, ATMs, or Banking Service by Phone, give us a call and we’ll be happy to help you.

Thank you for your patience with this process. We are working to make this a smooth transition and we look forward to continuing the tradition of excellent customer service.

Sincerely,

Jeffrey D. Vereecke	Richard J. DeVries
Northern Market President	President
First Federal Bank	Bank of Lenawee

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

           First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

            First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.

Notice to Assignment, Sale, or Transfer of
Servicing Rights

     You are hereby notified that the servicing of your mortgage loan, that is, the right to collect payments from you, is being assigned, sold or transferred from Bank of Lenawee to First Federal Bank of the Midwest, effective March 14, 2008.
     The assignment, sale, or transfer of the servicing of the mortgage loan does not affect any term or condition of the mortgage instruments, other than terms directly related to the servicing of your loan.
     Except in limited circumstances, the law requires that your present servicer send you this notice at least l5 days before the effective date of transfer, or at closing.  Your new servicer must also send you this notice no later than 15 days after this effective date or at closing.  In this case, all necessary information is combined in this one notice.
     Your present servicer is Bank of Lenawee.  If you have any questions relating to your present loan or the transfer of servicing prior to March 14, 2008, call Bank of Lenawee toll-free at 1-800-508-8346 between 8:30 a.m. and 5:00 p.m. Monday through Friday.  After March 14, 2008, the Bank of Lenawee and the Pavilion Mortgage Company will be merged into First Federal Bank of the Midwest.
     Your new servicer will be First Federal Bank of the Midwest.
     The business address for your new servicer is: 601 Clinton Street, P.O. Box 248, Defiance, Ohio 43512. The toll-free telephone number of your new servicer is 800-472-6292.  If you have any questions relating to the transfer of servicing to your new servicer, call First Federal’s Loan Servicing Department at 1-800-472-6292 extension 42354 toll-free between 8:30 a.m. and 5:00 p.m. Monday through Friday after March 17th, 2008.
     The date that your present servicer will stop accepting payments from you is March 14, 2008.  The date that your new servicer will start accepting payments from you is March 17, 2008.  Send all payments due on or after that date to First Federal Bank. If your monthly payment is automatically drafted from your checking account this service will continue uninterrupted.
     The transfer of servicing rights will not affect the terms of or the continued availability of mortgage life or disability insurance or any other type of optional insurance.
     For January 1 to March 14, 2008 the Bank of Lenawee will provide a summary statement of your loan account.  At the end of the year, First Federal Bank will provide a statement of account activity covering March 15 to December 31, 2008.
     You should also be aware of the following information which is set out in more detail in Section 6 of the Real Estate Settlement Procedures Act (RESPA)  (12 U.S.C. 2605):
     During the 60-day period following the effective date of the transfer of the loan servicing, a loan payment received by your old servicer before its due-date may not be treated by the new loan servicer as late, and a late fee may not be imposed on you.
     Section 6 of RESPA (12 U.S.C. 2605) gives you certain consumer rights.  If you send a “qualified written request” to your loan servicer concerning the servicing of your loan, your servicer must provide you with a written acknowledgment within 20 business days of receipt of your request.  A “qualified written request” is a written correspondence, other than notice on a payment coupon or other payment medium supplied by the servicer, which includes your name and account number, and your reasons for the request.  Not later than 60 Business Days after receiving your request, your servicer must make any appropriate corrections to your account, and must provide you with a written clarification regarding any dispute.  During the 60-Business Day period, your servicer may not provide information to a consumer reporting agency concerning any overdue payment related to such period or qualified written request.  However, this does not prevent the servicer from initiating foreclosure if proper grounds exist under the mortgage documents.
     A Business Day is a day on which the offices of the business entity are open to the public for carrying on substantially all of its business functions.  Section 6 of RESPA also provides for damages and costs for individuals or classes of individuals in circumstances where servicers are shown to have violated the requirements of that Section.  You should seek legal advice if you believe your rights have been violated.

Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

March 3, 2008

Dear Bank of Lenawee Customer,

Pending expected regulatory and shareholder approval, Bank of Lenawee will become First Federal Bank at the close of business on Friday, March 14. Enclosed please find your new First Federal Bank ATM/Debit Card, which will serve as your ATM transaction card and a debit (or “check”) card for purchases beginning Monday, March 17. Your new PIN (Personal Identification Number) will be sent to you in a separate mailing in a few days.

Important: Your current Bank of Lenawee Cash2Go check card will not be useable after Monday March 17 at  7:00 a.m.  You will need to begin using your new First Federal Bank card at that point. In order to use the new card, you will need to activate it first.

TO ACTIVATE YOUR NEW CARD:
You can activate your card anytime after 5:00 p.m. on Sunday March 16.
On the front of your new card, you will find a 24-hour activation number. Anytime after 5:00 p.m. on the 16th, you can call that number and press 1-1-6 to go directly to the new card activation service. The prompts will ask for your new card number, and your primary checking or savings account number, so have your account number ready when you call (your new First Federal Bank account numbers will be the same as your old Bank of Lenawee account numbers). That’s it! Your card will be ready to use on Monday, March 17th after 7:00 a.m.

IF YOU WANT TO CHANGE YOUR PIN:
If you want to change the PIN number assigned to you, simply take your card to any First Federal Bank (formerly Bank of Lenawee) ATM after Tuesday March 18, insert the card and follow the prompts. The process only takes a few minutes.

IMPORTANT NOTES:
•
The Bank of Lenawee offices will be closed at 5:00 p.m. on Friday March 14 and will remain closed all day Saturday, March 15 in order to convert to First Federal Bank offices. Regular business hours will resume on Monday, March 17.

•	The Bank of Lenawee ATMs will be open that weekend. You can use your Bank of Lenawee Cash2Go card as usual, until Monday March 17 at 7:00 a.m. when all Bank of Lenawee cards will be de-activated.
•
The Bank of Lenawee ATMs will then be down for conversion on Monday March 17 from 7:00 a.m. until 5:00 p.m. If you use another bank ATM during that time period and are charged a service fee, please save your receipt and we will be happy to reimburse your cost.

•
Your new First Federal Bank ATM/Debit card has a MasterCard logo on it, but it is not a credit card.  The MasterCard company processes the debit card transactions and includes their logo to ensure your debit card will be accepted anywhere a MasterCard credit card is accepted.

We hope you enjoy the convenience of your new card. If you have any questions, please call us toll free at
1-877-367-8178. On behalf of your local branch manager, I want to thank you for your customer loyalty.
We look forward to serving you with new products and services and continuing the tradition of excellent customer service.

Sincerely,

Jeffrey D. Vereecke
Northern Market President

601 Clinton Street s Defiance OH 43512
www.first-fed.coms  Phone: 1-800-472-6292  or  (419)782-5015
Member FDICsEqual Housing Lender

             This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

              First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

               First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.

Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

March 3, 2008

Dear Bank of Lenawee Business Checking Account Customer,

As you may already know, Bank of Lenawee will become First Federal Bank at the close of business on Friday, March 14, 2008, pending shareholder approval. What does this mean to you? First, it means your business accounts will automatically transfer to First Federal Bank after the close of business on March 14th. Second, it means First Federal Bank will work diligently to earn your trust and provide the best service, the most innovative products and the business-friendly solutions you need!

We want to get to know you and understand your business needs as soon as possible, so if we haven’t already, we will be contacting you to set up an informational visit or phone call. At that time we will provide specific descriptions of our products, and answer your questions about First Federal Bank’s commercial services. The chart below will tell you which First Federal Bank product you will be transferred to effective Monday, March 17th. However, we will conduct a thorough analysis of your account needs after the conversion and help determine the best long-term combination of services we can provide to you.

If you have this Bank of Lenawee Account…	Value Venture Independent Enterprise	Regular Business Big Kahuna Perfect Practice	Brokerage Sweep Repurchase @ 1st Business Repurchase @ 2nd Business	Business Plus
…Your new First Federal Bank account will be:	Free Small Business Checking	Standard Business Checking	Repurchase Sweep Account	Money Market Deposit Account
Earnings Credit or interest	None	Yes, tiered Earnings Credit rates and APYs* starting at balances of $1.	Yes, tiered APYs* starting at balances of $1
Monthly Maintenance Fee	None, if under 200 items per statement cycle	$9/month Can be offset by earnings credit*	$40 analysis charge to business account*	$6.00/month if balance goes below $1000 during statement cycle
Other Benefits	Free coin sorting Free deposit bags 24 hour night depository Monthly statements $50 credit towards first order of checks	Free coin sorting bag Free deposit bags 24 hour night depository Monthly statements	Free coin sorting bag Free deposit bags 24 hour night depository Monthly statements Cash Management Services
* Other analysis fees may apply. Additional fees may also be assessed for each check deposited, check paid, deposits, cash management services,  ACH transactions,  courier services, sweeps, cash delivery, etc.

In the meantime, here are a few important notes:
1.)
Your current Bank of Lenawee commercial checks will clear with no problems until September 15, 2008. However, your next check order will need to be for First Federal Bank checks. In appreciation for your understanding during the transition, we will place your first order of 300 business checks free of charge. Just go to any former Bank of Lenawee office before March 14th or any First Federal Bank office anytime after March 17 and we will be happy to help you. If you do not usually order your checks from the bank, we will still reimburse you for your first order of up to 300 checks. All you need to do is bring in your receipt.

2.)	The First Federal Bank routing number to use when ordering checks is 241270851.
3.)	After March 17th, no monthly service fees will apply to your account for 90 days (excluding any overdraft charges), even if fees would normally apply to your account.
4.)	If you currently participate in Bank of Lenawee’s Mobile Banking service, you will continue to receive that service.
5.)
If you also have a business loan with us, First Federal Bank will honor the terms and interest rate arrangements in place with your current Bank of Lenawee loan. The payments, payment due dates and grace period will remain the same as well. You will be receiving a monthly loan statement, which will be sent to you approximately ten days before the payment due date. If you currently make automatic payments your payments will continue to be made electronically, however you will also receive a paper statement every month to help you track your loan payments.

6.)
If your account converted to First Federal Bank’s Free Small Business Checking Account, you will now qualify for our Overdraft Privilege Product. Enclosed is a brochure detailing information on this product.

At First Federal Bank, we have a special interest in business customers. We think you’ll find our products beneficial and our customer service superior.

If you have any questions, please feel free to call me at First Federal Bank at 1-800-472-6292 or Marcy Brown (517-266-5079) or Julie Miller (517-266-5049) at Bank of Lenawee. We look forward to working with you.

Sincerely,

Ken Wenner
Vice President
Commercial Deposit Products Manager
First Federal Bank

Enclosure: Overdraft Privilege brochure

601 Clinton Street s Defiance OH 43512
www.first-fed.coms  Phone: 1-800-472-6292  or  (419)782-5015
Member FDIC

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

 First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.

  Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

March 4, 2008

Dear Bank of Lenawee Money Market Account customer:

Pending shareholder approval, Bank of Lenawee will become First Federal Bank at the close of business on March 14, 2008. You should have already received communication describing how your account will change and the new benefits that will be offered to you as a result of the transition.

Beginning March 17, 2008, one of those new benefits we will automatically provide you with is a special overdraft protection service called Overdraft Privilege for your new First Federal Bank Money Market account.
Of course we encourage you to manage your finances responsibly. However, as long as you maintain your account in good standing (defined as making regular deposits and bringing your account to a positive balance, including payment of all bank fees charged to your account, at least once every 30 days), Overdraft Privilege may:
• As a Money Market Account holder, provide you with a safety net up to $2,000, including non-sufficient funds (NSF) fees of $31.50 (per item) that may protect you if you overdraw your account.
• Save you the unnecessary embarrassment (and additional charges) associated with having a check returned to a merchant.

Overdraft Privilege is a non-contractual courtesy and requires no action on your part. You do not have to sign anything and there are no fees other than our standard NSF fee of $31.50 for each item overdrawn. We will notify you if an overdraft occurs. You should not consider or use Overdraft Privilege as a line of credit or as a regular source of funds. It is an account service for which you are charged our standard NSF fee of $31.50.

Your Overdraft Privilege limit may be available to you by writing a check or making a debit card or ATM transaction. This limit may be reflected in your balance provided by a teller or through OnLine Banking, but will not be reflected in your balance provided at the ATM or through Bank By Phone. Please read the policy on the second page of this letter, which will further clarify any questions you may have. In the event you would like to have this service removed from your account, please call our Customer Care Line at 877-367-8178 after March 17th. First Federal Bank also offers additional overdraft protection services. Please refer to the enclosed brochure or contact a customer service representative after March 17th for details.

Sincerely,

Jeffrey D. Vereecke
Northern Market President

601 Clinton Street s Defiance OH 43512
www.first-fed.coms  Phone: 1-800-472-6292  or  (419)782-5015
Member FDIC sEqual Housing Lender

Overdraft Privilege Customer Policy
An insufficient balance can result from several events, such as (1) the payment of checks,electronic funds transfers or other withdrawal requests; (2) payments authorized by you; (3) the return of unpaid items deposited by you; (4) bank service charges; or (5) the deposit of items which, according to the bank’s Funds Availability Policy, are treated as not yet available or finally paid. We are not obligated to pay any item presented for payment if your account does not contain sufficient funds. However, if you maintain your account in good standing by demonstrating responsible account management, such as by making regular deposits to bring your account to a positive balance at least once every thirty days, and by avoiding excessive overdrafts suggesting use of Overdraft Privilege as a continuing line of credit, and there are no legal orders, levies or liens against your account we may approve your overdrafts within your current available Overdraft Privilege limit as a non-contractual courtesy. In addition, based upon our review of your account management, if we determine you may be using Overdraft Privilege as a regular line of credit by creating excessive overdrafts, we may suspend the privilege without any further prior notice. In the normal course of business, we generally pay electronic transactions first and then checks beginning with the highest dollar amount, per the bank’s policy.

We reserve the right to change the order of payment without notice to you if we suspect fraud orpossible illegal activity affecting your account. Also, please be aware that the order of item payment may create multiple overdrafts during a single banking day for which you will be charged our standard NSF fee of $31.50 for each overdraft (paid or returned). You may opt out of the privilege at any time, but you are responsible for any overdrawn balances at the time of opting out. Normally, we will not approve an overdraft for you in excess of the predetermined amount assigned to your account type. So as not to exceed your limit, please note that the amount of the overdraft plus the bank’s standard NSF fee of $31.50 (per item) will be deducted from the overdraft limit. First Federal Bank will only charge your account a total of five NSF fees per day. However, we will continue to provide coverage for overdrafts up to your overdraft privilege limit. We may refuse to pay an overdraft for you at any time even though we may have previously paid overdrafts for you. You will be notified by mail of any non-sufficient funds items paid or returned that you may have; however, we have no obligation to notify you before we pay or return any item. The amount of any overdraft plus our standard NSF fee of $31.50 that you owe us shall be due and payable upon demand. If there is an overdraft paid by us on an account with more than one owner on the signature card, each owner and agent, if applicable, drawing/presentingthe item creating the overdraft, shall be jointly and severally liable for such overdraft plus our standard NSF fee of $31.50.

Overdraft Privilege should not be viewed as an encouragement to overdraw your account. As always, we encourage you to manage your finances responsibly. If you would like to have this service removed from your account, please call 1-877-367-8178.
Please note that your Overdraft Privilege limit may be reflected in your balance provided by a teller or through OnLine Banking, but will not be reflected in your balance provided at the ATM or through Bank By Phone.

LIMITATIONS: Overdraft Privilege is a non-contractual courtesy that is available to individually/jointly owned accounts in good standing for personal or small business use. First Federal Bank reserves the right to limit participation to one account per household or small business and to discontinue this service without prior notice.

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

 First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.